December 8, 2016

VIA ELECTRONIC TRANSMISSION Attn: Filing Desk U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Mutual Fund Series Trust

Dear Sir/Madam:

On behalf of Mutual Fund Series Trust (the “Trust”), a registered investment company, we hereby submit, via electronic filing, an information statement/prospectus under the Securities Act of 1933 on Form N-14. The proxy statement/prospectus is filed in connection with the planned reorganization of the Catalyst Hedged Insider Buying Fund into the Catalyst Insider Long/Short Fund, each a series of the Trust.

Please direct comments and questions to the undersigned at (614) 469-3264.

Sincerely,

/s/ Emily M. Little

Emily M. Little

Don.Mendelsohn@ThompsonHine.com Fax: 513.241.4771 Phone: 513.352.6546	DM:cm 839588.1